SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

30 November 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 30 November 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                    Notification of Major Interest in Shares

London, UK; Brentwood, TN; 30 November 2006 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that, on 29 November 2006, it received notification from Aviva plc that, as at 27 November 2006, Aviva plc and its subsidiaries held an interest in 31,441,191 ordinary shares, representing 12.02% of the issued share capital of the Company

The Shares are represented by a beneficial interest in 17,502,185 ordinary shares (6.69%) and a non-beneficial interest in 13,939,006 ordinary shares
(5.33%).

This notification follows the purchase of 105,500 ordinary shares on 27 November
2006 representing 0.04% of the issued share capital of the Company.

The issued share capital of the Company is 261,487,953 ordinary shares.

                                   |  Ends  |

For further information please contact:

Protherics
 Nick Staples, Director of Corporate Affairs                +44 (0) 7919  480510
 Julie Vickers, Company Secretary                           +44 (0)1928 518010

Financial Dynamics - press enquiries
 London: Ben Atwell, David Yates                            +44 (0) 20 7831 3113
 New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com